Exhibit 21.1

SUBSIDIARIES OF RENEWABLE ENERGY GROUP, INC.

At July 11, 2007

Name of Subsidiary	State in Which Organized

REG Construction & Technology Group, LLC	Iowa

REG Marketing & Logistics Group, LLC	Iowa

REG Services Group, LLC	Iowa

REG Ralston, LLC	Iowa

REG Ventures, LLC	Iowa

REG Cairo, LLC	Iowa

REG Destrehan, LLC	Iowa

REG Emporia, LLC	Iowa